77 C Exhibit

Special Meeting of Members of PNC Long Short TEDI Fund LLC
(the "Company") was held on
August 31. 2010.  The matter voted on was as follows:

2.  New investment advisory agreement among
 PNC Long-Short Master Fund LLC, PNC Capital Advisors, LLC and Robeco Investment Management, Inc.


Results of the vote:

Interests For       Interests Against        Interests Abstained
100.00%                  0.00%                     0.00%